VIA EDGAR AND BY FEDERAL EXPRESS

November 25, 2014

Sonia Barros, Esq.
Coy Garrison, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:                             National Storage Affiliates Trust
Draft Registration Statement on Form S-11
Confidentially Submitted October 10, 2014
CIK No. 0001618563

Responses to Staff comments made by letter dated November 6, 2014

Dear Ms. Barros and Mr. Garrison:

On behalf of our client, National Storage Affiliates Trust, a Maryland real estate investment trust (the “Company”), set forth below are the responses of the Company to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated November 6, 2014 (the “Comment Letter”) in connection with the Company’s draft Registration Statement on Form S-11, which was initially submitted to the SEC on a confidential basis pursuant to Title I, Section 106 of the Jumpstart Our Business Startups Act of 2012 (the “Original Registration Statement”). Where appropriate, the term “Company” includes the Company’s operating partnership, NSA OP, LP, a Delaware limited partnership.  Concurrent with the submission of this response letter, the Company is confidentially submitting Amendment No. 1 to the Original Registration Statement (as so amended, the “Registration Statement”). The Registration Statement has been updated in response to Staff comments made in the Comment Letter. In addition, the Company has revised the Registration Statement to update other disclosures.

The Company’s responses to the Staff’s comments contained in the Comment Letter are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.

The Company has enclosed with this letter a marked copy of the Registration Statement (the “Marked Copy”), which was confidentially submitted today by the Company via EDGAR, reflecting all changes made to the Original Registration Statement. The Company will also supplementally provide the Staff, under cover of a separate letter, the following: (i) an analysis of how it is complying with Rule 3-14 in response to Comment 4 herein (the “Rule 3-14 letter”); (ii) an organizational chart for Oklahoma Self Storage LP in response to Comment 9 herein; and (iii) a support binder (the “Support Binder”) that identifies all quantitative and qualitative business and industry data used in the Registration Statement and contains the supporting sources therein in response to Comment 3 herein.  The Company respectfully requests that all of the foregoing materials be returned to the Company pursuant to Rule 418(b) of the Securities Act of 1933, as amended (the “Securities Act”).  All page references in the responses below are to the pages of the Marked Copy of the Registration Statement unless otherwise specified.

General

1.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Company Response:

In response to the Staff’s comment, the Company advises the Staff that neither the Company nor any person authorized to act on the Company’s behalf has presented any written communications, as defined in Rule 405 under the Securities Act, to any potential investors in reliance on Section 5(d) of the Securities Act.  If any such communications or reports are presented to investors or published or distributed in the future, the Company will supplementally provide copies to the Staff.

2.                                      Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.  Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Company Response:

In response to the Staff’s comment, the Company has not yet determined whether to include any graphics, maps, photographs or other artwork other than those that are already included in the Registration Statement and the prospectus contained therein.  In the event that the Company determines to include any additional graphics, maps, photographs or other artwork therein, it will submit copies to the Staff for review.  The Company confirms that such graphics and pictorial representations will not be included in any preliminary prospectus distributed to prospective investors prior to the Staff’s review.

3.                                      Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement.  The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.  In this regard, we note statements such as:

•                                          the self-storage equity REIT sector has returned an average of over 17% on an annual total return basis compared to the average annual total return of approximately 12% for all other equity REIT sectors;

•                                          existing public self-storage REITs are operating with a weighted average occupancy level of approximately 93% as of June 30, 2014;

•                                          the value of $100 invested in the NAREIT self-storage sub-sector on January 1, 2008 . . . would have been worth $261 on December 31, 2013;

Please also highlight the specific portions that you are relying upon so that we can reference them easily.  In addition, please confirm to us that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

Company Response:

In response to the Staff’s comment, the Support Binder will provide the applicable quantitative and qualitative business and industry data included in the Registration Statement and copies of the reports and other source materials that support such data.  The Company has highlighted the specific portions of the sources in the Support Binder that the Company is relying on to facilitate the Staff’s review.  The Company confirms that no third-party data included in the Registration Statement was prepared for or commissioned by the Company or its affiliates.

4.                                      Please address the following items regarding your completed and probable acquisitions:

a.                                      Please tell us how you have complied with Rule 3-14 of Regulation S-X, or tell us how you have determined it was unnecessary to provide Rule 3-14 financial statements for your completed and probable acquisitions.

Company Response:

In response to the Staff’s comment, the Rule 3-14 Letter will include an analysis of how the Company is complying with Rule 3-14 for all property acquisitions that have been completed or that the Company deems probable.

b.                                      To the extent that you determine that acquisitions in your pipeline are not probable, please tell us how you made that determination.  Within your response, please provide to us management’s analysis of the probability of closing these acquisitions including management’s historical rate of closing such acquisitions.  Additionally, please tell us if any agreements for the 13 properties under contract can be terminated by the registrant with minimal or no penalty, and tell us the terms of such termination clause.  Your response should specifically address whether or not any deposits are refundable.

Company Response:

The Company advises the Staff that the Company considers a property to be probable of acquisition only when the property is under contract for acquisition by the Company.  As disclosed under the caption “Prospectus Summary—Our Business and Growth Strategies—Acquire Built-In Pipeline of Target Properties from Existing PROs” on page 8, within the Company’s pipeline of 114 properties, there is one development property under contract for acquisition by the Company and 113 self-storage properties that the Company’s PROs have an ownership interest in and/or manage but are not under contract for acquisition by the Company.  Accordingly, with the exception of the one development property under contract, the Company does not consider any of the pipeline properties to be probable.

The Company further advises the Staff that 12 of the 13 properties under contract that had been identified as being in the Company’s pipeline in the Original Registration Statement have now been identified as part of the in-place portfolio because the Company expects that these 12 properties will be acquired prior to or concurrently with the offering.  The Company defines its in-place portfolio as those properties that the Company owns or expects to acquire prior to or concurrently with the completion of the offering.  With respect to the one remaining development property under contract referred to above, the Company advises the Staff that it is not permitted to unilaterally terminate the related contribution agreement, except if there is material casualty damage to the property or if the contributor defaults or fails to satisfy certain customary closing conditions.  In the event of termination prior to the closing, the Company would be refunded its earnest money deposit.  To date, the Company has closed approximately 99% of the properties it has had under contract.

c.                                       If management determined that these acquisitions are probable, please tell us why Rule 3-14 financial statements have not been provided and why these probable acquisitions are not reflected in the Article 11 pro forma financial information.

Company Response:

In response to the Staff’s comment, we refer to the Company’s Rule 3-14 Letter which will specify the properties that are covered by the Rule 3-14 financial statements.

d.                                      If management determined that these acquisitions are not probable, please revise your disclosure to specifically state this assessment.

Company Response:

As indicated above, the Company has determined that the acquisition of 113 properties in the Company’s pipeline that are not currently under contract are not probable of acquisition. The Company has revised its disclosure, within the definition of “pipeline” under the caption “Certain Defined Terms” on page iii and under the caption “Risk Factors” on pages 26 and 27 to indicate the following: with respect to the 113 properties noted above, there can be no assurance that definitive agreements relating to the acquisition of these properties will be entered into by the Company and the current property owners.  All such properties are subject to additional due diligence by the Company, the determination of the Company to pursue the acquisition of the property, and, in some cases, the decision of the current owners to contribute the property to the Company.  In addition, the Company refers the Staff to its disclosure in the same definition, which is also included throughout the prospectus.

e.                                       To the extent you determine that certain completed and probable acquisitions are insignificant individually or in the aggregate, please provide us your significance tests.

Company Response:

In response to the Staff’s comment, we refer to the Company’s Rule 3-14 Letter.

5.                                      To the extent you determine pipeline properties are not probable for purposes of Rule 3-14 and Article 11, please revise your portfolio disclosure throughout the prospectus to identify those properties in the pipeline that are not probable.  Please also describe factors that may impact your ability to purchase these properties, such as due diligence and negotiations on final pricing and terms.  In addition, we note that you have no contractual or other rights to acquire 83 of these properties.  Please tell us your basis for categorizing such properties as those in your “pipeline.”

Company Response:

In response to the Staff’s comment, the Company refers the Staff to the Company’s response to Comment 4.d. above.

With respect to the 85 properties (formerly 83 in the Original Registration Statement) in the Company’s pipeline for which the Company has no contractual acquisition rights, the Company believes it is appropriate to include these properties in its pipeline in light of the relationship that the Company’s PROs have, as minority owners and/or managers of these properties, and the obligations of the PROs to notify the Company if it becomes aware that the controlling owners of any of these properties are seeking to dispose of the property.  Furthermore, if the Company is interested in pursuing the property, the PRO will use commercially reasonable efforts to facilitate an offer by the Company to purchase such property.

6.                                      Please tell us why you have not included occupancy data for your pipeline properties.

Company Response:

In response to the Staff’s comment, the Company has not included occupancy data for its pipeline properties because the acquisition of all but one of these properties is not probable.  Accordingly, it would not be meaningful to an investor to be provided with occupancy data for these properties as it is not known which, if any, of these properties will be acquired.  Moreover, to the extent some of these properties are acquired, it is not known when such acquisitions would occur, making current occupancy data not meaningful to investors.

Prospectus Summary, page 1

7.                                      We note your disclosure on pages 136 and 142 that you will pay the PROs supervisory and administrative fees of 5-6% of gross revenue generated by each property that they manage, and expense reimbursements.  Please state this in this Summary section, and disclose any other fees that you intend to pay to your PROs.

Company Response:

In response to the Staff’s comment, the Company has added the requested disclosure under the caption “Prospectus Summary—The Formation and Structure of Our Company—Facilities Portfolio and Asset Management Agreements”and “—Assignment of PRO Territories” on pages 10 and 11 and “The Formation and Structure of Our Company—Facilities Portfolio and Asset Management Agreements—Exclusivity and Non-Competition” and “—Management and Retirement” on pages 139 and 140.

8.                                      Please tell us whether you considered disaggregating the properties in the In-Place Portfolio by those that have been acquired by June 30, 2014 and those that have yet to be acquired and the basis for your conclusions.

Company Response:

In response to the Staff’s comment, the Company advises the Staff that the Company has updated its in-place portfolio data throughout the Registration Statement.  Under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Overview” on pages 72 and 73, the Company includes disaggregated property information: (i) the number of properties that were acquired by the Company as of September 30, 2014 (204), (ii) the number of properties that were acquired by the Company between September 30, 2014 and the date of the prospectus (10), and (iii) those additional properties that the Company expects to acquire concurrently with the completion of the offering and the formation transactions (34).  The Company believes that this disclosure appropriately disaggregates the properties in the in-place portfolio by those acquired by September 30, 2014 (which will be reflected in the Company’s financial statements), those that were or will be acquired after September 30, 2014 but prior to the date of the prospectus and those that have yet to be acquired but will be acquired concurrently with the completion of the offering and the formation transactions.  Because the in-place portfolio represents the portfolio that the Company owns or has under contract and expects to acquire prior to or concurrently with the completion of the offering and the formation transactions, the Company believes it is appropriate to define its in-place portfolio to include all such properties in these categories.

9.                                      It appears that you determined that certain SecurCare entities are not controlled by Mr. Nordhagen.  Please tell us how you made the determination that he did not control these entities.  Your response should include, but not be limited to, organization charts.  Please reference the authoritative accounting literature management relied upon.

Company Response:

In response to the Staff’s comment, the Company advises the Staff that as illustrated by the organizational chart for Oklahoma Self Storage LP (“OSS”)  being provided to the Staff under separate cover, OSS is not controlled by Mr. Nordhagen.   Prior to its contribution to the Company in 2013, SecurCare served as the property manager for the properties owned by OSS but neither SecurCare nor any of its affiliates held an equity interest in or served as the general partner of OSS.    Therefore, the Company determined that SecurCare did not have a controlling financial interest in OSS under the voting interest entity model for consolidation described in ASC 810-20.  The Company also considered whether SecurCare would have a controlling financial interest under the variable interest entity model for consolidation described in ASC 810-20 by being considered to be the primary beneficiary of OSS. The Company determined that SecurCare did not have such a controlling financial interest because it did not have an ownership interest in the entity and the fees it received as property manager would not be considered to be a variable interest pursuant to ASC paragraph 810-10-55-37, which lists six conditions that must be met in order for fees paid to a decision maker to be considered not a variable interest.  The Company believes that SecurCare’s supervisory and administrative fee met those conditions:  (1) the fee is compensation for services provided and are commensurate with the level of effort required to provide those services; (2) the fee is at the same level of seniority as other operating liabilities of OSS that arise in the normal course of OSS’s activities; (3) SecurCare does not hold other interests in OSS that individually, or in the aggregate, would absorb more than an insignificant amount of OSS’s expected losses or receive more than an insignificant amount of OSS’s expected residual returns; (4) the asset management agreement includes only terms, conditions, or amounts that are customarily present in arrangements for similar services negotiated at arm’s length; (5) the total amount of fees are insignificant relative to the total amount of OSS’s anticipated economic performance; and (6) the fee absorbs an insignificant amount of the variability associated with OSS’s economic performance.  Moreover, no related parties of SecurCare have variable interests in OSS.  Accordingly, the Company determined that SecurCare, and therefore Mr. Nordhagen, did not control OSS and, as a result, OSS was not consolidated.

Access Additional Off-Market Acquisition Opportunities, page 8

10.                               We note your disclosure on page 8 that you rely upon your PROs to source acquisitions in their markets.  We further note your disclosure on page 10 that in certain markets, your operating partnership has agreed not to acquire additional self-storage properties without first offering the relevant PRO the opportunity to co-invest in, and manage, the property.  Please provide context for when this second situation would occur.  For example, if your management will also actively seek property-level acquisitions, please revise your disclosure to clarify this.

Company Response:

In response to the Staff’s comment, the Company confirms that it plans to primarily rely on its PROs to source acquisitions of self-storage properties from third-party sellers that operate in the same regional and local markets as the relevant PROs.  The meaning of the term “source” is discussed in the Company’s response to Comment 16 herein.  The Company’s management will not generally seek out property-level acquisitions in a PRO’s territory absent a recommendation from a PRO.  However, under some circumstances the Company’s management may learn about an acquisition opportunity in a PRO’s territory from a source other than the relevant PRO.  In such circumstances, the Company is prohibited from acquiring the property unless it first gives the relevant PRO the opportunity to co-invest in, and manage, the property.

The Company has revised the related disclosure under the caption “Prospectus Summary—The Formation and Structure of Our Company—Assignment of PRO Territories” on page 11 and “The Formation and Structure of Our Company—Facilities

Portfolio and Asset Management Agreements—Exclusivity and Non-Competition” on pages 139 and 140 to reflect more clearly the foregoing.

Assignment of PRO Territories, page 10

11.                               We note your disclosure that certain PROs were assigned “shared MSAs” within Georgia, Washington, and Tennessee.  Please identify the other PROs that share these MSAs, or advise.  Please also clarify the differences in exclusivity rights associated with “shared MSAs” and “exclusive MSAs.”

Company Response:

In response to the Staff’s comment, the Company advises the Staff that, at the present time, the Company has only assigned one PRO to each of the metropolitan statistical areas (“MSAs”) in Georgia, Washington, and Tennessee.  Under the caption “Certain Defined Terms” on pages ii and iii the Company has added definitions to distinguish this category of “non-exclusive MSAs” from “exclusive MSAs” and “shared MSAs.”  In addition, the Company has added disclosure under the captions “Prospectus Summary—The Formation and Structure of Our Company—Assignment of PRO Territories” on page 11 and “The Formation and Structure of Our Company—Facilities Portfolio and Asset Management Agreements—Exclusivity and Non-Competition” on pages 139 and 140 to better explain how these different MSAs will function.

Our Structure, page 12

12.                               We refer to the last paragraph on this page where you describe what the diagram excludes.  Please include the number of OP units issuable upon conversion of outstanding subordinated performance units.  Please include similar disclosure where this language appears elsewhere in the prospectus.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure under the caption “Prospectus Summary—Our Structure” on page 13 to explain in a footnote to the chart that the subordinated performance units are only convertible into OP units, beginning two years following completion of the offering and then only upon (i) the achievement of certain performance thresholds by the properties to which such subordinated performance units relate or (ii) upon a “retirement event” of a PRO which holds such subordinated performance units.  The footnote also explains that the subordinated performance units will not initially be taken into account in calculating the Company’s earnings allocable to common shareholders or in its diluted earnings per share.   We have also added to the footnote an estimate of the number of OP units into which the subordinated performance units would be convertible based on certain assumptions if such subordinated performance units were convertible into OP units as of September 30, 2014.

Summary Risk Factors, page 16

13.                               Please add a summary risk factor related to your indebtedness.  We note your risk factor on page 39.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure to add the risk factor related to the Company’s indebtedness to the “Prospectus Summary—Summary Risk Factors” on page 18.

Use of Proceeds, page 51

14.                               We note that you were formed in 2013.  Please revise to explain how you used the proceeds from the U.S. Bank senior term loans, the unsecured term loan, and mezzanine loan.  Refer to Instruction 4 of Item 504 of Regulation S-K.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure under the caption “Use of Proceeds” on page 52 to describe the Company’s use of the proceeds from the unsecured term loan for which indebtedness was incurred within the past year as is required under Instruction 4 of Item 504 of Regulation S-K.  The Company advises the Staff that, with respect to the U.S. Bank senior term loans and the mezzanine loan, the indebtedness was incurred over one year ago.  Accordingly, no disclosure with respect to the use of proceeds of these loans is required by Instruction 4 of Item 504 of Regulation S-K.

Capitalization, page 53

15.                               Please revise your table to present the pro forma effects of the formation transactions separately from the offering.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure under the caption “Capitalization” on page 54 to present the pro forma effects of the formation transactions separately from the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 61

16.                               We note your disclosure on page 62 that your in-place portfolio will consist of 204 properties acquired from your PROs and 31 properties acquired from independent sellers.  Please reconcile this with your disclosure on page 132, which discloses that all 235 properties in your in-place portfolio were contributed by your PROs.  To the extent relevant, please clarify the process by which you acquire properties that are “sourced” by your PROs.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement, as described below, to more clearly distinguish between sourced properties and contributed properties and to clarify the numerical breakdown, in the aggregate, between these two categories.

Under the caption “Certain Defined Terms” on page ii, in the definition of “contributed portfolio,” the Company has clarified the distinction between contributed properties, which were formerly owned by PROs, and sourced properties, which were formerly owned by third-party sellers but sourced by PROs.

Under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Formation and Structure” on page 64, the Company discloses the breakdown between contributed properties (201) and sourced properties (47) in the PROs’ aggregate contributed portfolios, which add up to the in-place portfolio’s total property figure of 248.  The Company has further revised its disclosure under the caption “The Formation and Structure of our Company—Overview” on page 136 to include this same aggregate breakdown.  In addition, under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors that May Influence Our Operating Results—Growth Strategy” on page 65 the Company has added additional disclosure and a cross-reference to the process by which the Company sources acquisitions.

Comparison of our Statement of Operations for the Six Months Ended June 30, 2014 to our Combined Statement of Operations for the Six Months Ended June 30, 2013, page 69

Rental Revenue, page 71

17.                               We note your disclosure that approximately 40% of the rental revenue increase relating to your same store portfolio resulted from occupancy gains and 60% resulted from increased average rental rates.  Please quantify the increases in occupancy and average rental rates.  Additionally, please expand upon your disclosure to discuss the factors that led to such occupancy and rental rate gains.  To the extent applicable, please address the impact of promotional discounts and any changes in rental rates for existing customers as opposed to new customers.  Please provide similar disclosure for the comparison of rental revenue on page 77.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Comparison of our Statement of Operations for the Nine Months Ended September 30, 2014 to our Combined Statement of Operations for

the Nine Months Ended September 30, 2013—Rental Revenue” on page 74 and “—Comparison of our Combined Statement of Operations for the Year Ended December 31, 2013 to our Predecessor’s Statement of Operations for the Year Ended December 31, 2012—Rental Revenue” on pages 80 and 81 to quantify the increase in its occupancy and average rental rates relating to its same store portfolio and to discuss the factors that led to such gains.  The Company also advises the Staff that changes in discounts and fees between the periods did not have a material impact on the increase in rental revenue per occupied square foot.

Contractual Obligations and Commitments, page 90

18.                               Please provide a table of contractual obligations of NSA in addition to a contractual obligations table on a pro forma basis.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commitments”on page 93 to provide a table of contractual obligations of NSA as of NSA’s latest fiscal year end balance sheet date in addition to NSA’s previously provided pro forma contractual obligations.

Our Technology and Best Practices, page 105

19.                               We note your disclosure concerning the GoStorageUnits.com platform on page 106.  Please revise your disclosure to clarify which entity owns this platform, and to explain whether the PROs pay any fees associated with the platform.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure under the caption “Business and Properties—Our Technology and Best Practices” on page 110 to indicate that the Company owns the GoStorageUnits.com platform and to indicate that each property is allocated a portion of the cost necessary to cover expenses associated with the platform.  PROs do not pay any fees associated with the platform.

Our Properties, page 109

20.                               Please revise your disclosure to provide the average effective annual rent per square foot for the properties in your in-place portfolio.  Refer to Item 15(e) of Form S-11.

Company Response:

The Company advises the Staff that no single property in its in-place portfolio has a book value of ten percent or more of the total assets of the Company and its consolidated subsidiaries or gross revenue for the year ended December 31, 2013 constituting ten percent or more of the aggregate gross revenues of the Company and its consolidated subsidiaries for the same period, which would require the disclosures set forth in Item 14 of Form S-11 and Item 15(e) of Form S-11.  However, in response to the Staff’s comment, the Company has revised its disclosure under the captions “Prospectus Summary—Our Properties” on pages 14 and 15 and “Business and Properties—Our Properties” on page 114 to include a new column in the table summarizing the in-place portfolio by state to reflect the annualized effective rental revenue per square foot for the Company’s in-place portfolio based on rental revenues for the three months ended September 30, 2014.

21.                               Please also discuss any material trends related to and the relationship between existing average rents and rents on new leases.

Company Response:

The Company advises the Staff that the Company has analyzed rental trends during 2013 and 2014.  Based on its analysis, the Company has concluded that there is no material trend or differential with respect to the spread between average existing rents and asking rents on new leases, and there is no material trend or differential with respect to the spread between move-in rates and move-out rates.

Executive Compensation, page 123

22.                               We note your disclosure on pages 3-4 that each of the owners of your PROs serves in some capacity for the Trust.  Please clarify whether these individuals are compensated by you, or by their respective PROs.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure under the captions “Prospectus Summary—Our PROs” on page 4 and “Business and Properties—Our PROs” on page 105 to clarify that each PRO representative who serves as regional president or executive vice president of the Company receives no compensation from the Company for serving in those roles.

The Formation and Structure of Our Company, page 132

DownREIT Partnerships, page 134

23.                               We note your disclosure on page 134 that you will use DownREIT partnerships when you and the applicable PRO determine that it would be advantageous.  Please expand upon your disclosure to discuss some of the factors that you will consider in reaching such determinations.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure under the caption “The Formation and Structure of Our Company—DownREIT Partnerships” on page 138 to discuss the primary factors that the Company and each PRO consider in determining whether to acquire a self-storage property through a DownREIT partnership.

Certain Relationships and Related Transactions, page 141

24.                               Please provide disclosure concerning your policies on related party transactions and the disclosure required by Item 25 of Form S-11.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure under the caption “Certain Relationships and Related Transactions—Conflicts of Interest” on pages 147 and 148 to clarify the Company’s policies with respect to potential conflicts of interest in compliance with Item 25 of Form S-11.

Internet Marketing, page 142

25.                               We note your disclosure on page 142 regarding fees paid to FindLocalStorage.com for leads and fees paid to SecurCare for your call center operations.  Please clarify whether you or the PROs pay these fees.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure under the captions “Certain Relationships and Related Transactions—Internet Marketing” and “—Call Center Operations” on page 147 to indicate that each property pays marketing fees to FindLocalStorage.com and, for those properties that utilize the call center, is allocated a portion of the call center’s expenses (or, in the case of some properties that we do not yet own, pays us a monthly fee) to cover the Company’s expenses with respect to the call center.  PROs do not pay any fees associated with FindLocalStorage.com or the call center.

Financial Statements

Unaudited Pro Forma Condensed Consolidated Financial Information, page F-2

26.                               For each of the properties already acquired or to be acquired, please disclose the fair value of the properties, the number of OP units issued or to be issued, debt assumed or to be assumed, and cash paid or to be paid.  This information can be aggregated for each PRO.  However, the information provided for the properties contributed by SecurCare should be disaggregated by properties controlled by Mr. Nordhagen and properties not controlled by Mr. Nordhagen.  In addition, please tell us how you considered including this information in The Formation and Structure of Our Company section beginning on page 132.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure in the financial statements on pages F-3 and F-4 to provide the requested information.  The Company advises the Staff that, under the caption “The Formation and Structure of Our Company” on pages 136 and 137, it has already aggregated, by PRO, each of the properties in the Company’s in-place portfolio and also includes information relating to the number of OP units and subordinated performance units issued or to be issued, debt assumed or to be assumed, cash paid or to be paid, and additional comparative information relating to the historical net tangible book value of each PRO’s contributed portfolio.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information, page F-7

3. Adjustments to Unaudited Pro Forma Statements of Operations, page F-10

Adjustment (BB), page F-10

27.                               Please revise your disclosure to include the gross amount of supervisory and administrative expenses being eliminated from and added to your pro forma operations.  In addition, please confirm for us that the services being performed under the new agreements are the same as those that have been performed historically.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure in the pro forma financial statements on page F-12 to include the gross amount of supervisory and administrative expenses being eliminated from and added to the Company’s pro forma operations.  The Company further advises the Staff that the services being performed under the new agreement are substantially the same as those that have been performed historically.

Adjustment (FF), page F-12

28.                               We note your disclosure that you have assumed you would have drawn on your revolving line of credit to finance the 2014 Closed Acquisitions.  Please tell us whether you actually drew on your line of credit to finance these acquisitions and revise your disclosure as appropriate.

Company Response:

In response to the Staff’s comment, the Company advises the Staff that it borrowed $154.7 million under its secured revolving line of credit and $144.6 million under its secured term loan to finance acquisitions in 2014.  The Company has revised its disclosure in the pro forma financial statements on page F-16 to reflect these borrowings.

29.                               To the extent that the credit facility interest rate can vary, please disclose the effects of a 1/8% change in the assumed interest rate.

Company Response

In response to the Staff’s comment, the Company has revised its disclosure in footnote (3) to the Pro Forma Interest Expense table in the pro forma financial statements on page F-16 to provide the requested information.

Adjustment (NN), page F-15

30.                               We note you have included a pro forma adjustment to eliminate the operations of certain properties that will not be contributed to the company.  However, your disclosure on page F-24 of your financial statements seems to indicate that the operations of these properties have not been included in the historical financial statements of your predecessor.  Please explain the apparent discrepancy to us and revise your disclosure as necessary.

Company Response:

In response to the Staff’s comment, the Company advises the Staff that it believes its disclosure on pages F-15 and F-24 of the Original Registration Statement is consistent, as described below.  On page F-24, the operations of the properties have been excluded from the historical financial statements of the Company, not the Company’s predecessor.

Page F-15 indicates that:

[f]or the period from January 1, 2013 through March 31, 2013, NSA Predecessor’s statement of operations includes the operating results for 22 self-storage properties . . . that have not been and will not be contributed to the Company.  Accordingly, a pro forma adjustment has been reflected to eliminate operating results directly attributable to these 22 properties (emphasis added).

Page F-24 indicates that:

Of the 110 self-storage properties owned by NSA Predecessor, 22 self-storage properties did not meet the criteria for contribution to the Company and are excluded from the accompanying NSA financial statements (emphasis added).

Each of the above accurately indicates that the operations of the 22 self-storage properties referenced therein are included in the historical financial statements of the Company’s predecessor and excluded from the historical financial statements of the Company.

National Storage Affiliates Trust and NSA Predecessor Financial Statements for the year ended December 31, 2013, page F-17

Notes to Consolidated and Combined Financial Statements, page F-24

6. Acquisitions and Dispositions, page F-33

Acquisitions, page F-33

31.                               Please revise your table to further disaggregate the quarterly information of properties acquired by PRO.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure in the financial statements on pages F-39 and F-64 to aggregate the information included in the quarterly acquisition tables by PRO.

14. Fair Value Disclosures, page F-42

32.                               Please tell us how you determined it was not necessary to disclose the level of the fair value hierarchy within which the lender participation liability is categorized nor to provide a tabular disclosure of your assets and liabilities by level within the fair value hierarchy.  Please refer to ASC 820-10-50.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure in the financial statements on pages F-47 and F-48.

Schedule III, page F-46

33.                               Please tell us how you complied with Rule 12-28 of Regulation S-X, or tell us how you determined it was not necessary to provide a reconciliation of self-storage properties and related accumulated depreciation from January 1, 2012.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure in the financial statements on page F-37 to comply with Rule 12-28 of Regulation S-X.

National Storage Affiliates Trust and NSA Predecessor Financial Statements for the six months ended June 30, 2014, page F-49

Notes to Unaudited Condensed Consolidated and Combined Financial Statements, page F-55

5. Acquisitions and Dispositions, page F-56

Acquisitions, page F-56

34.                               We note your disclosure that the “Unaudited pro forma financial information for business combinations closed during the six months ended June 30, 2014 is not presented since all information required to complete this disclosure is not currently available to the Company.” We will continue to monitor your filing for the inclusion of this information.  Alternatively, please tell us how you determined it was impracticable to provide this information.  Please refer to paragraph 2h of ASC 805-10-50.

Company Response:

In response to the Staff’s comment, the Company advises the Staff that the Company has revised its disclosure to include the referenced information for all acquisitions through September 30, 2014 in the financial statements on pages F-40 and F-65.

Exhibit Index, page II-6

35.                               We note you indicate that all of your exhibits are to be filed by amendment. Please file all required exhibits as promptly as possible.  If you are not in a position to file your legal and tax opinions with the next amendment, please file draft copies on EDGAR as correspondence.

Company Response:

In response to the Staff’s comment, the Company advises the Staff that it will file all exhibits by amendment as promptly as practicable.

36.                               We note the exhibit list includes “form of” agreements.  Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

Company Response:

In response to the Staff’s comment, the Company advises the Staff that, with respect to the exhibits that it is filing as a “form of” agreement, it intends to execute such agreements concurrently with the closing of the offering. Accordingly, the Company is not in a position to file final, executed copies of such agreements prior to the effectiveness of the Registration Statement.

Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at (212) 878-8527 or Andrew S. Epstein at (212) 878-8332.

Sincerely,

/s/ Jay L. Bernstein
Jay L. Bernstein

cc:           Securities and Exchange Commission

Jennifer Monick, Senior Staff Accountant

Robert Telewicz, Senior Staff Accountant

National Storage Affiliates Trust

Arlen D. Nordhagen

Tamara D. Fischer

Clifford Chance US LLP

Andrew S. Epstein

Latham & Watkins LLP

Julian Kleindorfer